Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Village Super Market, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-216866, No. 333-172673, and No. 333-57315) on Form S-8 of Village Super Market, Inc. of our report dated October 10, 2018, with respect to the consolidated balance sheets of Village Super Market, Inc. as of July 28, 2018 and July 29, 2017, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of July 28, 2018, which report appears in the July 28, 2018 annual report on Form 10-K of Village Super Market, Inc.

/s/ KPMG LLP
Short Hills, New Jersey
October 10, 2018